UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)



                     SEACOR Holdings, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                             81190410
                          (CUSIP Number)

                        Deanne Colligan
                        Madeline Colligan
                          P. O. Box 278
                     Cameron, Louisiana 70631
(Name,  Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                       December 19, 1996
    (Date of Event which Requires Filing of this Statement)

If the filing  person  has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       2 of 7

CUSIP No. 81190410


     1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Deanne Colligan SS ####-##-####


     2)   Check the Appropriate Box if a Member of a Group
          (a)                                 _____
          (b)                                 _____


     3)   SEC Use Only



     4)   Source of Funds

          N/A


     5)   Check  Box  if Disclosure of Legal Proceedings  is
          Required pursuant to Items 2(d) or 2(e)



     6)   Citizenship or  Place  of  Organization - United States



Number of      7)  Sole Voting Power                     23,799
Shares
Beneficially
 Owned by      8)  Shared Voting Power                        0
Each
Reporting
  Person
   With        9)  Sole Dispositive Power                23,799


               10)  Shared Dispositive Power                  0



     11)  Aggregate Amount Beneficially Owned by each
          Reporting Person                               23,799



     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares



     13)  Percent of Class Represented by Amount
          in Row 11 less than 1%



     14)  Type of Reporting Person (See Instructions) IN

       3 of 7

CUSIP No. 81190410


     15)  Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Madeline Colligan SS ####-##-####


     16)  Check the Appropriate Box if a Member of a Group
          (a)                                        _____
          (b)                                        _____


     17)  SEC Use Only



     18)  Source of Funds

          N/A


     19)  Check Box if Disclosure of Legal Proceedings is
          Required pursuant to Items 2(d) or 2(e)



     20)  Citizenship or Place of Organization - United States



Number of      21)  Sole Voting Power                   23,799
Shares
Beneficially
 Owned by      22)  Shared Voting Power                      0
Each
Reporting
  Person
   With        23)  Sole Dispositive Power              23,799


               24)  Shared Dispositive Power                 0



     25)  Aggregate Amount Beneficially Owned by each
          Reporting Person                              23,799



     26)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares



     27)  Percent of Class Represented by Amount
          in Row 11 less than 1%



     28)  Type of Reporting Person (See Instructions) IN

       4 of 7

Item 1.   Security and Issuer.

     Title of Class of Securities:
          Common Stock, $.01 par value per share

     Name and Address of Issuer's Principal Executive
     Office:
          SEACOR Holdings, Inc.
          11200 Westheimer, Suite 850
          Houston, Texas 77042

Item 2.   Identity and Background.

     Names of Reporting Persons:
          Deanne Colligan
          Madeline Colligan

     Address:
          P. O. Box 278
          Cameron, Louisiana 70631

     Employment Information:

          Ms. Deanne Colligan is a registered pharmacist for and part-owner of the Cameron Drug Store located at 424 Marshal Street, Cameron, Louisiana 70631. Ms. Madeline Colligan is an elementary school teacher employed by the Cameron Parish School Board, located at 246 Dewey Street, Cameron, Louisiana 70631.

          Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

          Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.

     Citizenship:
          United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable.

Item 4.   Purpose of Transaction.

          Not Applicable.

Item 5.   Interest in Securities of the Issuer.

     (a) (b) As of the date hereof, each of the Reporting
Persons beneficially owns 23,799 shares of common stock of SEACOR Holdings, Inc. ("CKOR"), which shares amount to less than 1% of the shares of the CKOR common stock believed to be outstanding. Deanne Colligan has sole power to vote and direct the disposition of 23,799 shares held in her name, and Madeline Colligan has sole power to vote and direct the disposition of 23,799 shares held in her name.

     (c) On December 19, 1996, three trusts for which the Reporting Persons served as co-trustees (the HAM Trust, the
PDM Trust and the JKM Trusts) were terminated in accordance with their terms and the shares held therein distributed to the beneficiaries of the trusts (Henry Alan McCall, Phyllis
D. McCall and Joseph K. McCall, respectively). These trusts, in the aggregate, owned 866,649 shares of CKOR common stock. As a result of the termination of these trusts and the distribution of their assets, the Reporting
Persons no longer have the power to vote or direct the disposition of such shares.

     (d) Other party with right to receive or direct receipt of dividends or proceeds:

          Not Applicable.

     (e) Date Reporting Person ceased to beneficially own more than 5% of shares:

          December 19, 1996.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Each of the Reporting Persons has entered into an Investment and Registration Rights Agreement, dated May 31, 1996, with CKOR granting them certain registration rights with regard to the CKOR common stock. In addition, approximately ten percent of the shares of CKOR common stock held by the Reporting Persons is subject to the terms of an escrow agreement entered into in connection with the acquisition by CKOR of certain corporations of which the Reporting Persons were shareholders, in order to secure certain indemnification obligations that the Reporting Persons owe to CKOR as a result of such transaction. This agreement provides for the escrow of these shares for a minimum of three years, during which time the Reporting Persons will have the ability to vote, but not to dispose of, such shares.

Item 7.   Material to be Filed as Exhibits.

          A copy of a written agreement relating to the filing of a joint statement as required by Rule
          13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          Investment and Registration Rights Agreement among
          CKOR and, among others, the Reporting Persons, dated May 31, 1996, incorporated herein by reference to Exhibit 10.8 to CKOR's Current Report on Form 8-K dated May 31, 1996.

          Escrow Agreement, dated as of May 31, 1996, by and among CKOR, Norman McCall, as representative of, and all of the stockholders of Cameron Boat Rentals, Inc. and the Bank of Montreal Trust Company, as escrow agent, incorporated herein by reference to the Schedule 13D filed by Reporting Persons on December 9, 1996.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 1996



                                  /s/ Deanne Colligan
                                      Deanne Colligan


                                 /s/ Madeline Colligan
                                     Madeline Colligan

       5 of 7

                            EXHIBIT A

                            AGREEMENT


     The undersigned agree that this Schedule 13D/A dated
December 31, 1996 relating to the shares of common stock, $0.01 par value per share, of SEACOR Holdings, Inc., to which this Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.


                                    /s/ Deanne Colligan
                                        Deanne Colligan



                                    /s/ Madeline Colligan
                                        Madeline Colligan